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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                             POWELL INDUSTRIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    739128106
                                 (CUSIP Number)

                                THOMAS W. POWELL
                    8550 MOSLEY DRIVE, HOUSTON, TEXAS 77075
                                  713-944-6900
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 MARCH 11, 1977
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 739128106

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    1.   Name of Reporting Person
         I. R. S. Identification Nos. of Above Persons (entities only)

         Thomas W. Powell

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    2.   Check the Appropriate Box if a Member of a Group (See Instructions)                      (a)    [ ]
                                                                                                  (b)    [ ]
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    3.   SEC Use Only

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    4.   Source of Funds (See Instructions):                                                          PF, OO

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    5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)             [ ]

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    6.   Citizenship or Place of Organization:                                                 United States

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                        7.     Sole Voting Power                                                   2,737,542
Number of Shares
Beneficially            8.     Shared Voting Power                                                 321,097
Owned by Each
Reporting Person        9.     Sole Dispositive Power                                              2,724,542
With:
                        10.    Shared Dispositive Power                                            321,097

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    11.  Aggregate Amount Beneficially Owned by Each Reporting Person                              3,058,639

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    12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

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    13.  Percent of Class Represented by Amount in Row (11)                                        28.9%

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    14.  Type of Reporting Person (See Instructions)                                               IN

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


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Cusip No. 73912806


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Powell Industries, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8550 Mosley Drive, Houston, Texas 77075.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Thomas W. Powell, a citizen of the United States. The business address of Mr. Powell is 8550 Mosley Drive, Houston, Texas 77075. The principal occupation of Mr. Powell is serving as the Chairman of the Board, President and Chief Executive Officer of the Issuer.

         During the last five years, Mr. Powell has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Powell acquired beneficial ownership of the Issuer's shares through exercises of stock options using his personal funds, participation in the Issuer's employee benefit plans and participation in estate planning transactions involving his family members.

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Powell acquired beneficial ownership of the shares of the Issuer's Common Stock for investment purposes. Depending on market conditions, the terms of the Issuer's equity compensation and employee benefit plans and other matters he deems material, Mr. Powell may acquire or dispose of additional shares of the Issuer's Common Stock, so long as it meets his personal investment criteria. Except as set forth in this Item 4, Mr. Powell does not have any present plans which would result in any of the actions enumerated in clauses (a) -- (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mr. Powell is the beneficial owner of an aggregate of 3,058,639 shares of the Issuer's Common Stock, representing 28.9% of the shares of the Issuer's Common Stock outstanding (based on the number of shares of the Issuer's Common Stock outstanding on January 20, 2003, as disclosed in the Issuer's Proxy Statement on Schedule 14A for the Issuer's 2003 Annual Meeting).

         Mr. Powell has sole voting power and sole investment power with respect to 2,724,542 of such shares, of which 85,150 are held directly, 78,720 are held by Mr. Powell's IRA, 2,493,792 are held by TWP Holdings, Ltd., a partnership controlled by Mr. Powell and 66,880 are shares subject to stock options which are currently exercisable by Mr. Powell.

         Mr. Powell's total holdings also include 317,360 shares held by the Thomas Walker Powell Trust, of which Mr. Powell is a co-trustee and shares voting and investment power with respect to the shares held by such trust with the other co-trustees, Michael W. Powell and Holly C. Powell Arnold. Neither Michael Powell nor Holly Arnold is presently employed by any corporation or other organization and, therefore, neither has a principal business address. Both Michael Powell and Holly Arnold are citizens of the United States. During the last five years, neither Michael Powell nor Holly Arnold has been convicted in a criminal proceeding, nor has either of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Powell's total holdings also include 2,818 shares allocated to the account of Mr. Powell under the Issuer's Employee Stock Ownership Plan (the "ESOP") and 919 shares held in trust for the account of Mr. Powell under the


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Cusip No. 73912806


Issuer's Employees Incentive Savings Plan (the "401(k) Plan"). Nationwide Trust Company, FSB ("Nationwide") is the Trustee of the ESOP and, as directed by the administrative committee for the ESOP appointed by the Board of Directors of the Issuer, votes and disposes of shares not allocated to the accounts of participants, and votes allocated shares as to which no direction is received from the participant. Participants in the ESOP have the right to direct the voting and disposition of shares allocated to their accounts. Nationwide is also the Trustee of the 401(k) Plan and votes shares as to which no direction is received from the participant. Nationwide is a Federal Savings Bank chartered by the Office of Thrift Supervision by the U.S. Department of Treasury under the Home Owners' Loan Act of 1933. Its principal business is a savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act and the address of its principal offices is 98 San Jacinto Blvd., Suite 1100, Austin, Texas 78701. During the last five years, Nationwide has not been convicted in a criminal proceeding, and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Finally, Mr. Powell's total holdings also include 13,000 shares of restricted stock issued in connection with the exercise of options by Mr. Powell that are subject to forfeiture if the related option shares are not held for five years or if he leaves employment of the Issuer, other than for retirement, within five years after receiving the shares. Mr. Powell has sole voting rights but no investment power with respect to such restricted stock.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]


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Cusip No. 73912806


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


                                             Dated as of July 2, 2003



                                             /s/ THOMAS W. POWELL
                                             -----------------------------------
                                             Thomas W. Powell